Exhibit 99.1

Closing of Zall Development’s Strategic Investment in LightInTheBox
and Appointment of New Directors

Beijing, China, March 30, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that Zall Cross-border E-commerce Investment Company Limited (“Zall E-Commerce”), an indirect wholly-owned subsidiary of Zall Development Group Ltd. (HKSE Code: 2098)(“Zall Development”), a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, has completed the acquisition of a strategic equity interest in the Company as announced by the Company on March 17, 2016.

As a result of the transaction, Messrs. Zhi Yan and Gang Yu have joined LightInTheBox as directors of the Company, effective March 30, 2016, succeeding Messrs. Richard Lim and Ye Yuan, who have tendered their resignations as directors of the Company, effective as of the same date. In connection with his resignation as a director of the Company, Mr. Richard Lim will also depart from his role as a member of the Corporate Governance and Nominating Committee of the Company’s board of directors, where he will be succeeded by Mr. Zhi Yan. In addition, Dr. Gang Yu will be appointed to the Compensation Committee of the Company’s board of directors.

Mr. Zhi Yan, Co-chairman and CEO of Zall Development, commented, “I am thrilled to begin this partnership with LightInTheBox to develop opportunities in cross-border e-commerce for Chinese companies seeking to reach a global market for wholesale consumer-focused products. We are excited about what we can achieve together.”

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “I’m pleased to see such a strong vote of confidence in our technological capabilities and future business prospects from Zall Development. I look forward to working closely with Messrs. Gang Yu and Yan Zhi as we together drive further innovation in global cross-border ecommerce and open up new markets for growth.”

Mr. Zhi Yan is the founder, chief executive officer and co-chairman of the board of directors of Zall Development. Mr. Yan has more than 10 years of experience in the space of commercial property and wholesale shopping mall industries, along with more than 19 years of general business management experiences. Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master of business administration degree at Cheung Kong Graduate School of Management in 2013.

Dr. Gang Yu is an executive director and co-chairman of the board of directors of Zall Development. Dr. Yu has extensive experience in E-commerce and operation and logistics management and has previous served in various positions at multi-national corporations such as Dell Inc. and Amazon.com. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his PhD from the Wharton School of Business, University of Pennsylvania in 1990.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

About Zall Development Group Ltd.

Zall Development is a leading developer and operator of large-scale, consumer product-focused wholesale shopping malls, as well as commercial space provider, in China. Zall Development has been adjusting its principal business activities and will concentrate its resources on the core business segment, i.e. the development and operating of large-scale consumer product-focused wholesale shopping malls and the related value-added business, such as warehousing, logistics, e-commerce and financial services. Zall Development is building its online business by implementing its “Cloud Market” plan which aims to build the largest B2B wholesale platform featuring online-to-offline integration in China.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management of both LightInTheBox and Zall Development in this announcement are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.